UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 26, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The announcement included in this Form 6-K was released by Vodafone Group Public Limited Company (“Vodafone”) on 24 June 2013. Certain information included in the original announcement has been redacted from the version included herein for the purposes of incorporating this announcement by reference into Vodafone’s registration statements on Forms F-3 and S-8.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

24 June 2013

VODAFONE INTENDS TO LAUNCH A VOLUNTARY PUBLIC TENDER OFFER

FOR KABEL DEUTSCHLAND HOLDING AG

Key highlights

•                  Vodafone announces its intention to acquire Kabel Deutschland in a transaction delivering Kabel Deutschland shareholders €87 per share in cash (the “Transaction”), valuing the entire fully diluted ordinary share capital of Kabel Deutschland at €7.7 billion (£6.6 billion).

•                  The Transaction will be implemented as a voluntary public tender offer by Vodafone’s wholly-owned subsidiary Vodafone Vierte Verwaltungsgesellschaft mbH for €84.50 per share in cash (the “Offer”) plus the payment of the €2.50 dividend announced by Kabel Deutschland on 20 February 2013.

•                  The Management and Supervisory Boards of Kabel Deutschland welcome the Transaction. Subject to their review of the formal Offer Document, the Management and Supervisory Boards intend to recommend Kabel Deutschland shareholders accept the Offer, and the Management Board members intend to accept the Offer in respect of their entire beneficial shareholdings.

•                  The combination of Vodafone and Kabel Deutschland will create a leading integrated communications operator, with €11.5 billion (£9.8 billion) of pro forma revenues in Germany, offering consumer and enterprise customers premium unified communications services. Following completion of the Transaction, Vodafone will have 32.4 million mobile, 5.0 million broadband and 7.6 million direct TV customers in Germany.

•                  Vodafone sees significant potential to accelerate the growth in Vodafone’s and Kabel Deutschland’s broadband, telephony and TV businesses by leveraging Vodafone’s leading brand and extensive distribution and by cross-selling to each company’s customer base.

•                  Vodafone’s intention is that Kabel Deutschland’s management will be responsible for the combined consumer fixed line business throughout Germany. The combined management team of Vodafone and Kabel Deutschland will have significant expertise across all segments of fixed and mobile communications and TV.

•                  Vodafone expects in-market cost and capex synergies with an annual run-rate by the fourth full year post completion exceeding €300 million (£260 million) before integration costs, equivalent to a net present value exceeding €3.0 billion (£2.6 billion) after integration costs.

•                  Vodafone believes that there is significant upside potential from revenue synergies, including a net present value exceeding €1.5 billion (£1.3 billion) from cross-selling and improved customer loyalty.

•                  The Transaction values Kabel Deutschland at a multiple of 13.8x FY2014 OpFCF based on consensus forecasts, adjusted for Kabel Deutschland’s pull forward capex programme (Project Alpha) and run-rate cost and capex synergies before integration costs1.

•                  The Transaction comfortably meets Vodafone’s M&A criteria, including all synergies, and is expected to be accretive to EPS and FCF per share from the first and second full year post completion respectively, after cost and capex synergies and before integration costs (which are expected to total €300 million in the first four years).

1               Based on consensus EBITDA less capex for Kabel Deutschland, adjusted for capex in relation to Project Alpha and expected cost and capex synergies of €300 million, before integration costs, in the fourth full year post completion and assuming full legal integration of Kabel Deutschland.

Introduction

Vodafone, one of the world’s largest mobile communications companies, listed on the London Stock Exchange and quoted on NASDAQ, with a market capitalisation of £85.3 billion (€99.9 billion), announces that, following discussions with Kabel Deutschland, it intends to launch a voluntary public tender offer for 100% of the share capital of Kabel Deutschland.

Kabel Deutschland is Germany’s leading triple play cable provider with approximately 15.3 million homes passed, providing television, telephony and broadband services to approximately 8.5 million connected households in 13 of Germany’s 16 federal states.

The Transaction

Vodafone intends to deliver Kabel Deutschland shareholders a total value of

€87 in cash for each Kabel Deutschland Share,

comprising €84.50 per share in cash pursuant to the voluntary public tender offer plus the payment of the €2.50 dividend per share announced by Kabel Deutschland on 20 February 20132. The Transaction values the entire fully diluted ordinary share capital of Kabel Deutschland at €7.7 billion (£6.6 billion) and represents a total enterprise value of €10.7 billion (£9.1 billion).

Background to and reasons for the Offer

Highly attractive business with significant growth prospects. Kabel Deutschland has a high speed broadband enabled cable network with 15.3 million homes passed in 13 of Germany’s 16 federal states. As at 31 March 2013, Kabel Deutschland had 7.6 million total direct subscribers, of which approximately 60% were on long term contracts with housing associations. Through continued cross-selling and up-selling, Kabel Deutschland has delivered significant revenue and EBITDA growth of approximately 8% over the last twelve months. Kabel Deutschland’s subscriber base is still under penetrated with broadband and pay-TV penetration of only 16% and 12%, respectively3. These low penetration levels provide a significant opportunity for Kabel Deutschland’s strong and experienced management team to continue to deliver strong future growth.

Creates a leading integrated player in Vodafone’s largest European market. The acquisition of Kabel Deutschland is consistent with Vodafone’s stated market-by-market convergence strategy of wholesale, organic fibre deployment or M&A. Kabel Deutschland provides Vodafone with an attractive platform for TV and fixed broadband in Germany and creates a leading integrated operator with pro forma revenues of approximately €11.5 billion (£9.8 billion). Leveraging Kabel Deutschland’s high speed broadband and TV capabilities will provide Vodafone with the ability to offer premium unified communications services to consumers and businesses in Germany.

Vodafone’s and Kabel Deutschland’s network infrastructures are highly complementary. Vodafone intends to migrate its existing fixed line DSL customer base to Kabel Deutschland’s cable network where possible, generating savings from closing down DSL central offices, reduced maintenance costs and removing the need to pay unbundled local loop (“ULL”) and bitstream fees. Outside Kabel Deutschland’s footprint, Vodafone will continue to offer fixed broadband access to consumer and business customers via DSL or via its recently announced VDSL bitstream agreement with Deutsche Telekom. Vodafone’s mobile business will benefit from Kabel Deutschland’s network, which will provide transmission capacity for Vodafone’s base stations at considerably lower cost than prevailing market rates for leased capacity. There is also scope for savings by combining overlapping regional and national backbones. 4

In-market consolidation with significant cost and capex savings. The in-market nature of the combination of Vodafone and Kabel Deutschland and the size of Vodafone’s business in Germany are expected to reduce execution risk on the delivery of synergies. The cost and capex savings will be predominantly derived from network integration, the reduction in ULL and bitstream fees, procurement efficiencies and IT/billing simplification. There will also be scope to reduce duplication in customer care and administrative functions. When combined, these savings are expected to equate to an

2               The tender offer price of €84.50 will be increased by €2.50 to €87.00 per share if the Transaction closes before the Kabel Deutschland 2013 annual general meeting. If the transaction closes after the 2013 annual general meeting, Kabel Deutschland shareholders will receive the dividend of €2.50 per share first and €84.50 per share from Vodafone on closing of the Transaction.

3               Broadband and Pay-TV penetration based on the penetration of homes currently marketable for triple play.

4               Assuming full legal integration of Kabel Deutschland.

annual run-rate by the fourth full year post completion exceeding €300 million (£260 million) before integration costs, equivalent to a net present value exceeding €3.0 billion (£2.6 billion) after integration costs. 5

Significant potential to accelerate the growth of the combined business. The acquisition of Kabel Deutschland means Vodafone has a significant opportunity to use its leading brand, extensive distribution network and scale to accelerate the growth in Kabel Deutschland’s business and cross-sell Kabel Deutschland’s high quality fixed broadband, fixed telephony and TV offerings to Vodafone’s existing customers. Vodafone also expects to be able to cross sell its mobile services to Kabel Deutschland’s customers and offer new services, using both companies’ product sets and networks. Therefore, Vodafone believes that there is significant upside potential from revenue synergies, including a net present value exceeding €1.5 billion (£1.3 billion) from cross-selling and improved customer loyalty5.

Value accretive transaction. The Transaction values Kabel Deutschland at a multiple of 13.8x FY2014 OpFCF based on consensus forecasts, adjusted for Kabel Deutschland’s pull forward capex programme (Project Alpha) and run-rate cost and capex synergies before integration costs6. The Transaction comfortably meets Vodafone’s M&A criteria, including all synergies, and is expected to be accretive to Vodafone’s EPS and FCF per share from the first and second full year post completion respectively, after cost and capex synergies and before integration costs (which are expected to total €300 million in the first four years).

Commenting on the Transaction Vodafone Group Chief Executive Vittorio Colao said:

“German consumer and business demand for fast broadband and data services continues to grow substantially as customers increasingly access TV, fixed and mobile broadband services from multiple devices in the home and workplace and on the move. The combination of Vodafone Germany and Kabel Deutschland will greatly enhance our offerings in response to those needs and is consistent with Vodafone’s broader strategy of providing unified communications services. The transaction announced today - which the Management and Supervisory Boards of Kabel Deutschland intend to recommend to their shareholders - will lead to the creation of an operator with significant competitive scale, attractive operating and capital investment efficiencies and a combined management team with expertise across all communications segments and technologies. We look forward to welcoming the people of Kabel Deutschland to Vodafone and to working together to build an advanced unified communications provider to serve customers across Germany.”

Kabel Deutschland management and employees

Vodafone’s intention is that Kabel Deutschland’s management will be responsible for the combined consumer fixed line business throughout Germany and for creating the single product platforms for TV, broadband and fixed telephony, as well as forming the basis for increased operational excellence for high speed broadband and TV across the broader Vodafone Group. Vodafone intends to maintain Kabel Deutschland’s headquarters in Unterföhring and believes that Kabel Deutschland employees and management will benefit from enhanced career opportunities across the wider Vodafone Group. Kabel Deutschland’s CEO will be invited to join the Management Board of Vodafone Germany.

Kabel Deutschland Board support

The Management and Supervisory Boards of Kabel Deutschland welcome the Transaction. Subject to their review of the formal Offer Document, the Management and Supervisory Boards intend to recommend Kabel Deutschland shareholders accept the Offer, and the Management Board members intend to accept the Offer in respect of their entire beneficial shareholdings.

5               Assuming full legal integration of Kabel Deutschland.

6               Based on consensus EBITDA less capex for Kabel Deutschland, adjusted for capex in relation to Project Alpha and expected cost and capex synergies of €300 million, before integration costs, in the fourth full year post completion and assuming full legal integration of Kabel Deutschland.

Commenting on the Transaction Kabel Deutschland CEO Dr. Adrian v. Hammerstein said:

“Kabel Deutschland has evolved into one of the most dynamic players in the sector. Its high-performance infrastructure and successful strategy makes it ideally placed to continue returning above-average growth in a rapidly changing market. Kabel Deutschland and Vodafone are an ideal fit. Together, we have the opportunity to become Germany’s leading telecommunications and television provider and to create what for the German market is a unique, winning combination of fixed line and mobile communications.”

Financing

Vodafone intends to make the Offer through Vodafone Vierte Verwaltungsgesellschaft mbH, its wholly-owned subsidiary registered in Germany. Vodafone will finance the Offer from its existing cash resources and committed but undrawn bank facilities. Pro forma for the Transaction and the receipt of the US$3.2 billion Verizon Wireless dividend announced on 14 May 2013, Vodafone’s FY2013 net debt/EBITDA is expected to increase from 2.0x to 2.4x.

Business Combination Agreement

In a Business Combination Agreement (“BCA”), Vodafone and Kabel Deutschland have outlined key parameters which will facilitate the Transaction and the combination of Kabel Deutschland and Vodafone’s German operations. Amongst other things, Kabel Deutschland has agreed to a non-solicitation obligation, provided Vodafone with a matching right in the event of a competing offer and agreed to co-operate with Vodafone in relation to securing merger control approvals. The parties have also agreed on the guiding principles in relation to integration of Kabel Deutschland into Vodafone’s operations. Vodafone has also confirmed its intention to respect the rights of employees, works councils and unions. Further details on the BCA will be included in the Offer Document.

Additional information on Kabel Deutschland and the Offer

For the twelve months ended 31 March 2013, Kabel Deutschland reported net revenues of approximately €1,830 million (£1,562 million), operating profits of approximately €426 million (£364 million) and profit before tax of approximately €226 million (£193 million). As at 31 March 2013, Kabel Deutschland reported gross assets of approximately €2,859 million (£2,440 million).

The Offer will be made subject to customary terms and conditions, including regulatory clearances by the appropriate authorities and a minimum acceptance threshold of 75%, to be set out in the Offer Document which is subject to the approval of BaFin. The Offer Document, as well as any further information with regards to the Offer, will be made available to investors and the market on Vodafone Group’s website under www.vodafone.com/investor.

Goldman Sachs International and UBS are acting as financial advisers to Vodafone Group.

Investor and analyst call:

Vodafone is hosting a conference call today for analysts and investors which will start promptly at 1.00 p.m. (London time). Please dial into this conference call using the following dial-in numbers:

Tel:	+44 (0) 20 3426 2845

UK Toll free:	0808 237 0033

US Toll:	+1 347 329 1282

US Toll free:	+1 866 928 6048

The conference call will also be webcast live from www.vodafone.com/investor.

The associated presentation will also be available for download today at 12.30 p.m. (London time) via the following link: www.vodafone.com/investor.

There will be a replay facility available for seven days:

Tel:	+44 (0) 20 3426 2807

Pin:	640285#

Enquiries:

Vodafone Group Investor Relations Media Relations	Tel: +44 (0) 7919 990 230 Tel: +44 (0) 1635 664 444

Goldman Sachs International Karen Cook	Tel: +44 (0) 20 7774 1000

UBS Simon Warshaw	Tel: +44 (0) 20 7567 8000

The Offer will be subject to the full terms and conditions to be set out in the Offer Document. Appendix I to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix II contains definitions of certain expressions used in this announcement.

Disclaimer

This announcement is for information purposes only and does not constitute an invitation to make an offer to sell Kabel Deutschland Shares. This announcement does not constitute an offer to purchase Kabel Deutschland Shares and is not for the purposes of Vodafone making any representations or entering into any other binding legal commitments.

An offer to purchase shares in Kabel Deutschland will be solely made by the Offer Document which is to be published by Vodafone Vierte Verwaltungsgesellschaft mbH in due course and is exclusively subject to its terms and conditions. The terms and conditions contained in the Offer Document may differ from the general information described in this announcement.

Kabel Deutschland Shareholders are strongly recommended to read the Offer Document once it has been published and any related documents since they will contain important information, and to seek independent advice, where appropriate, in order to reach an informed decision in respect of the content of the Offer Document and with regard to the voluntary public offer for Kabel Deutschland.

The Offer will be issued exclusively under the laws of the Federal Republic of Germany, especially under the WpÜG and the Regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (“WpÜG Offer Regulation”) and certain applicable provisions of U.S. securities law. The Offer will not be executed according to the provisions of jurisdictions (including the jurisdictions of Canada, Australia, and Japan) other than those of the Federal Republic of Germany and certain applicable provisions of U.S. securities law. Thus, no other announcements, registrations, admissions or approvals of the Offer outside the Federal Republic of Germany have been filed, arranged for or granted. The Kabel Deutschland Shareholders cannot rely on having recourse to provisions for the protection of investors in any jurisdiction other than such provisions of the Federal Republic of Germany. Any contract that is concluded on the basis of the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Vodafone has not approved the publication, sending, distribution, or dissemination of this announcement or any other document associated with the Offer by third parties outside the Federal Republic of Germany. Neither Vodafone nor persons acting in concert with Vodafone within the meaning of Section 2 para. 5 sentence 1 and sentence 3 of WpÜG are in any way responsible for the compliance of the publication, sending, distribution, or dissemination of this announcement or any other document associated with the Offer by a third party outside of the Federal Republic of Germany to any jurisdiction with legal provisions other than those of the Federal Republic of Germany.

The release, publication or distribution of this announcement in certain jurisdictions other than the Federal Republic of Germany may be restricted by law. Persons who are not resident in the Federal Republic of Germany or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

Forward Looking Statements

This announcement contains specific forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s and Kabel Deutschland’s financial condition, results of operations and businesses and certain of Vodafone’s and Kabel Deutschland’s plans and objectives, including any expected synergies or savings contemplated by the completion of the Offer.

These statements do not represent facts and may be characterised by words such as “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions, or current expectations of Vodafone and the persons acting in concert with Vodafone pursuant to Section 2 para. 5 sentence 1 and sentence 3 of WpÜG with respect to possible future events, e.g., regarding possible consequences of the Offer for Kabel Deutschland, for those Kabel Deutschland Shareholders who choose not to accept the Offer or for future financial results of Kabel Deutschland. Such forward-looking statements are based on current plans, estimates and forecasts which Vodafone and the persons acting in concert with Vodafone pursuant to section 2 para. 5 sentence 1 and sentence 3 of WpÜG have made to the best of their knowledge, but which do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and generally cannot be influenced by Vodafone and persons acting in concert with Vodafone within the meaning of Section 2 para. 5 sentence 1 and sentence 3 of WpÜG. The forward-looking statements contained in this announcement could turn out to be incorrect and/or future events and developments could considerably deviate from the forward-looking statements contained in this announcement. No assurances can be given that the forward-looking statements in this announcement will be realised. Subject to compliance with applicable law and regulations, neither Vodafone nor Kabel Deutschland intends to update these forward-looking statements and do not undertake any obligation to do so.

If you are a resident of the United States, please read the following:

The Offer is intended to be made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934 (the “Exchange Act”) and Regulation 14E thereunder, as exempted thereunder by Rule 14d-1(d).

In accordance with the intended Offer, Vodafone, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Kabel Deutschland outside the Offer during the period in which the Offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

Goldman Sachs International / UBS

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Offer or any matter referred to herein.

UBS, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Vodafone and no one else in connection with the Offer and will not be responsible to anyone other than Vodafone for providing the protections afforded to clients of UBS, or for giving advice in connection with the Offer or any matter referred to herein.

APPENDIX I

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i)                  The value placed by the Offer on the fully diluted share capital of Kabel Deutschland is based on 88,522,939 Kabel Deutschland Shares in issue and zero options outstanding on 31 March 2013, being the last reported information prior to the date of this announcement.

(ii)               The closing prices are taken from Bloomberg.

(iii)            Unless otherwise stated, the financial information relating to Kabel Deutschland is extracted from the audited consolidated financial statements of Kabel Deutschland for the financial year to 31 March 2013, prepared in accordance with IFRS.

(iv)           Unless otherwise stated, the financial information relating to Vodafone is extracted from the audited consolidated financial statements of Vodafone for the financial year to 31 March 2013, prepared in accordance with IFRS.

(v)              Unless otherwise stated, exchange rates of €1 = £0.85354 and US$1 = £0.64603 have been used, being the exchange rates at 11.00 a.m. in London on 21 June 2013.

(vi)           Broadband and Pay-TV revenue generating units for Kabel Deutschland are taken from its financial results for the twelve months ended 31 March 2013. Broadband and Pay-TV penetration has been based on the penetration of homes currently marketable for triple play.

(vii)        Consensus FY2014 OpFCF forecasts for Kabel Deutschland based on available research analysts’ reports.

(viii)     For the purpose of determining whether the Offer is expected to be accretive to Vodafone’s EPS and FCF per share, earnings and free cash flow are calculated before any purchase accounting adjustments that would be required by International Financial Reporting Standard 3 as a result of the Transaction.

APPENDIX II

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise:

“BaFin”	The Federal Financial Supervisory Authority of Germany;

“EBITDA”	earnings before interest, taxation, depreciation and amortisation;

“EPS”	earnings per share;

“FCF”	free cash flow;

“IFRS”	International Financial Reporting Standards;

“Kabel Deutschland”	Kabel Deutschland Holding AG;

“Kabel Deutschland Shareholders”	the holders of Kabel Deutschland Shares;

“Kabel Deutschland Shares”	bearer shares of Kabel Deutschland with no par value, each such share having a notional par value of €1.00 and full dividend rights;

“London Stock Exchange”	London Stock Exchange plc;

“Management Board”	the management board of Kabel Deutschland comprising: Dr. Adrian v. Hammerstein, Dr. Manuel Cubero, Erik Adams and Dr. Andreas Siemen;

“Offer”	the intended cash offer to be made by Vodafone Group for 100 per cent. of the issued ordinary share capital of Kabel Deutschland;

“Offer Document”	the document to be dispatched to Kabel Deutschland Shareholders containing the full terms and conditions of the Offer;

“OpFCF”	EBITDA less capital expenditure;

“Supervisory Board”

the Supervisory Board of Kabel Deutschland comprising: Tony Ball, Joachim Pütz, Susanne Aichinger, Annet Aris, Petra Ganser, Irena Gruhne, Ronald Hofschläger, Florian Landgraf, Catherine Mühlemann, Martin David Stewart, Paul Stodden and Torsten Winkler ;

“UBS”	UBS Limited;

“Vodafone”	Vodafone Group Plc;

“Vodafone Germany “	Vodafone’s operations in Germany; and

“Vodafone Group”	Vodafone Group Plc and, where relevant, its subsidiaries.

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the UK Companies Act 2006.

All references to “pounds”, “pounds Sterling”, “Sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom. All references to “euros” or “€” are to the lawful currency of the European Monetary Union. All references to US$ are to the lawful currency of the United States of America.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 26, 2013	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary